FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
General Manager, Legal Division

Date: July 28, 2005

July 28, 2005

Consolidated Financial Results for the First Quarter of the

Fiscal Year Ending March 31, 2006

I. Consolidated Financial Results

	Three months ended June 30, 2005	Three months ended June 30, 2004	Change
	In billions of yen	In billions of yen	%
Net sales	1,000.9	1,056.2	-5.2
Operating income (loss)	(21.1)	16.5	—
Income (loss) before income taxes	(28.9)	40.4	—
Net income (loss)	(11.0)	20.9	—

	Yen	Yen	Yen
Net income (loss) per share:
Basic	(5.66)	10.87	—
Diluted	(5.66)	9.95	—

	As of June 30, 2005	As of March 31, 2005	Change
	In billions of yen	In billions of yen	%
Total assets	3,805.4	3,940.7	-3.4
Shareholders’ equity	831.8	794.3	+4.7

(Notes)

1.	The consolidated financial statements of NEC are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

2.	For the three months ended June 30, 2004, net income per share was related to the dilutive effect from the issuance of convertible bonds.

3.	Number of consolidated subsidiaries and affiliated companies accounted for by the equity method is as follows:

	As of June 30, 2005	As of March 31, 2005	As of June 30, 2004
Consolidated subsidiaries	235	225	200
Affiliated companies accounted for by the equity method	59	58	44

II. Business Results

<1>	Overview of the first quarter of the fiscal year ending March 31, 2006 (three months ended June 30, 2005)

During the three months ended June 30, 2005, although information technology (“IT”)-related production adjustment continued as a result of a slowdown in exports, there was sustained growth in the Japanese economy mainly due to an increase in domestic capital expenditures and consumption amid a recovery trend in the business climate. This was due to an improvement in profitability and a weakened sense of overcapacity owing to a recovery in business results, in addition to an improvement in income and employment environments.

In the electronics industry, despite steady demand for computer and software-related products owing to an improvement in business results, a harsh sales figure condition continued due to severe price decline. In addition, as for the semiconductor market that has been in an adjustment phase since last summer, inventory adjustment progressed steadily and there were indications of a bottoming out in quantity. However, prices continued to decline. In the mobile handset market in Japan, despite a rapid increase in demand for 3G mobile handsets, shipment numbers as a whole continued to fall below those of the corresponding period of the previous fiscal year.

Amid this business environment, NEC made efforts to strengthen the structure of its software and services business as announced in December 2004, and made NEC Soft, Ltd. and NEC System Technologies, Ltd. its wholly-owned subsidiaries. Furthermore, for future growth, NEC will concentrate on tackling the task of accelerating the growth of its IT/Network Solutions business, and strengthening the value chain within the NEC Group.

The consolidated net sales for the three months ended June 30, 2005 were 1,000.9 billion yen, a decrease of 55.2 billion yen (5%) as compared with the corresponding period of the previous fiscal year. This was due to a decrease in sales of mobile handsets and semiconductors, although there were steady sales in fixed-line communication systems and mobile communications systems.

Operating loss was 21.1 billion yen, a worsening of 37.6 billion yen as compared with the corresponding period of the previous fiscal year. This was due to a decrease in net sales and an increase in selling, general and administrative expenses as compared with the corresponding period of the previous fiscal year.

Loss before income taxes amounted to 28.9 billion yen, a worsening of 69.3 billion yen as compared with the corresponding period of the previous fiscal year. This was due to a worsening in operating income, in addition to gain on transfer of marketable securities to the pension trust and gain on sales of marketable securities recognized in the corresponding period of the previous fiscal year. Net loss for the three months ended June 30, 2005 was 11.0 billion yen, a worsening of 31.9 billion yen as compared with the corresponding period of the previous fiscal year.

<2> Results by business segments (including inter-segment transactions and profit/loss figures)

Sales and segment profit of NEC’s main segments were as follows (figures in brackets denote increases or decreases as compared with the corresponding period of the previous fiscal year):

IT Solutions Business

Sales:	421.0 billion yen (-2%)
Segment profit:	1.0 billion yen (-12.7 billion yen)

Sales for the IT Solutions business for the three months ended June 30, 2005 amounted to 421.0 billion yen, a decrease of 2% as compared with the corresponding period of the previous fiscal year. This was due to large projects completed in the area of computer platforms in the corresponding period of the previous fiscal year, despite a recovery trend in IT investment in Japan.

Net sales by products and services were as follows:

In the area of systems integration (“SI”)/services, sales amounted to 149.7 billion yen, an increase of 1% as compared with the corresponding period of the previous fiscal year. In the area of software and the area of computer platforms, sales decreased by 12% to 18.1 billion yen, and 8% to 89.2 billion yen, respectively, as compared with the corresponding period of the previous fiscal year in which large projects were completed. On the other hand, in the area of personal solutions business, owing to an increase in personal computer units that were sold in Japan, sales amounted to 164.0 billion yen, an increase of 1% as compared with the corresponding period of the previous fiscal year.

Regarding profitability, segment profit was 1.0 billion yen, a worsening of 12.7 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to a decrease in profitability in the area of SI/services, and the area of computer platforms.

Network Solutions Business

Sales:	379.4 billion yen (-5%)
Segment profit:	3.1 billion yen (-7.8 billion yen)

Sales for the Network Solutions business for the three months ended June 30, 2005 were 379.4 billion yen, a decrease of 5% as compared with the corresponding period of the previous fiscal year.

Net sales by products and services were as follows:

In the area of broadband, due to steady sales to Japanese communication service providers and enterprises in Japan, sales amounted to 123.9 billion yen, an increase of 11% as compared with the corresponding period of the previous fiscal year. As for the mobile area, although sales exceeded those of the corresponding period of the previous fiscal year owing in particular to steady sales to mobile communication service providers abroad in the area of mobile infrastructure, and 3G mobile handset sales in Japan increased in the area of mobile terminals, due to a decrease in sales of 2G mobile handsets in Japan and mobile handsets for the overseas market in the area of mobile terminals, sales, in the mobile area overall, were 212.6 billion yen, a decrease of 12% as compared with the corresponding period of the previous fiscal year.

Regarding profitability, despite progress in development efficiency and efforts to recover profitability, due to the influence of a decrease in sales of mobile terminals, segment profit amounted to 3.1 billion yen, a decrease of 7.8 billion yen as compared with the corresponding period of the previous fiscal year.

Electron Devices Business

Sales:	181.6 billion yen (-26%)
Segment loss:	9.8 billion yen (-25.5 billion yen)

Sales for the Electron Devices business for the three months ended June 30, 2005 were 181.6 billion yen, a decrease of 26% as compared with the corresponding period of the previous fiscal year. This was mainly due to a significant decrease in sales in the area of semiconductors, a core business.

Net sales by products and services were as follows:

In the area of semiconductors, sales were 146.1 billion yen, a decrease of 21% as compared with the corresponding period of the previous fiscal year. This was due to continuing weak demand, greater than initially predicted. Although, the semiconductor market was in a phase of expansion of global demand during the first half of the same fiscal year, demand dropped sharply since the second half of the fiscal year ended March 31, 2005, and even after the easing of inventory adjustments, unsteady demand continued. In the display area, sales were 15.1 billion yen, a decrease of 34% as compared with the corresponding period of the previous fiscal year. This was mainly due to the transfer of the plasma display business during the first half of the fiscal year ended March 31, 2005. In the area of electronic components and others, sales were 20.4 billion yen, a decrease of 42% as compared with the corresponding period of the previous fiscal year. This was due to weakened demand and an increase in intra-segment eliminations.

Regarding profitability, segment loss was 9.8 billion yen, a worsening of 25.5 billion yen as compared with the corresponding period of the previous fiscal year. This was due to an increase in costs related to equipment of the production line built during the second half of the previous fiscal year, in addition to an inability to compensate for a decrease in sales, despite reducing costs related to outsourcing and sub-contracting in the semiconductor area.

<3> Cash flows

Net cash used in operating activities was 73.4 billion yen, an improvement of 34.2 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to a decrease in the payment of notes and accounts payable as compared with the corresponding period of the previous fiscal year owing to a reduction in resources procured as a result of inventory efficiency.

Net cash used in investment activities was 45.9 billion yen, a worsening of 24.3 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to gain on sales of affiliates’ stocks and other marketable securities in the corresponding period of the previous fiscal year. As a result, free cash flows (the total of cash flows from operating activities and cash flows from investing activities) were cash outflows of 119.2 billion yen, an improvement of 10.0 billion yen as compared with the corresponding period of the previous fiscal year.

Net cash provided by financing activities, despite the redemption of certain bonds, amounted to 37.3 billion yen due to the issuance of commercial paper. As a result, cash and cash equivalents amounted to 413.2 billion yen, a decrease of 81.1 billion yen as compared with the end of the previous fiscal year ended March 31, 2005.

The balance of interest-bearing debt amounted to 1,199.4 billion yen, a decrease of 83.7 billion yen as compared with the end of the corresponding period of the previous fiscal year. Debt-equity ratio was 1.44 (an improvement of 0.34 points as compared with the end of the corresponding period of the previous fiscal year.

The balance of interest-bearing debt (net), obtained by offsetting the balance of interest bearing debt with the balance of cash and cash equivalents, decreased by 24.1 billion yen, amounting to 786.2 billion yen, as compared with the end of the corresponding period of the previous fiscal year. Net debt-equity ratio was 0.95 (an improvement of 0.17 points as compared with the end of the corresponding period of the previous fiscal year.

<4> Financial forecast

Regarding the financial forecast for the fiscal year ending March 31, 2006, there is no change from the forecast announced on April  27, 2005.

***

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

		(In millions of yen, millions of U.S. dollars)

Three months ended June 30	2005		(% of net sales)	2004		(% of net sales)	Increase (Decrease)		2005
Net sales	JPY	1,000,944	(100.0)	JPY	1,056,155	(100.0)	JPY	(55,211)	$9,018
Cost of sales		752,405	(75.2)		784,559	(74.3)		(32,154)	6,779
Selling, general and administrative expenses		269,604	(26.9)		255,067	(24.1)		14,537	2,429
Operating income (loss)		(21,065)	(-2.1)		16,529	(1.6)		(37,594)	(190)

Non-operating income		6,451	(0.6)		37,465	(3.5)		(31,014)	58
Interest and dividends		2,547			3,334			(787)	23
Other		3,904			34,131			(30,227)	35
Non-operating expenses		14,334	(1.4)		13,611	(1.3)		723	129
Interest		4,145			5,548			(1,403)	37
Other		10,189			8,063			2,126	92

Income (loss) before income taxes		(28,948)	(-2.9)		40,383	(3.8)		(69,331)	(261)

Provision (benefit) for income taxes		(15,487)	(-1.5)		20,999	(2.0)		(36,486)	(140)
Minority interest in income (losses) of consolidated subsidiaries		(1,551)	(-0.2)		3,213	(0.3)		(4,764)	(14)
Equity in earnings of affiliated companies		918	(0.1)		4,774	(0.5)		(3,856)	8

Net income (loss)	JPY	(10,992)	(-1.1)	JPY	20,945	(2.0)	JPY	(31,937)	$(99)

(Notes)

*	US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 111 yen.
*	Comprehensive income (loss), adds net income (loss) to change in accumulated other comprehensive income (loss), were 7,894 million yen (decrease) and 9,849 million yen (increase) for the three months ended June 30, 2005 and 2004, respectively. Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, minimum pension liability adjustment, unrealized gains (losses) on marketable securities and unrealized gains (losses) on derivative financial instruments.

CONDENSED CONSOLIDATED BALANCE SHEETS

		(In millions of yen, millions of U.S.dollars)

	June 30, 2005 (Unaudited)		June 30, 2004 (Unaudited)		Increase (Decrease)		March 31, 2005		Increase (Decrease)		June 30, 2005 (Unaudited)
Current assets	JPY	1,915,616	JPY	2,055,356	JPY	(139,740)	JPY	2,081,562	JPY	(165,946)	$17,258

Cash and cash equivalents		413,153		472,813		(59,660)		494,284		(81,131)	3,722
Notes and accounts receivable, trade		743,402		709,774		33,628		901,696		(158,294)	6,697
Inventories		584,380		669,533		(85,153)		528,923		55,457	5,265
Other current assets		174,681		203,236		(28,555)		156,659		18,022	1,574
Long-term assets		1,889,820		1,919,079		(29,259)		1,859,123		30,697	17,025

Long-term receivables, trade		10,042		10,226		(184)		8,274		1,768	90
Investments and advances		419,152		402,016		17,136		415,167		3,985	3,776
Property, plant and equipment		710,583		801,537		(90,954)		726,422		(15,839)	6,402
Other assets		750,043		705,300		44,743		709,260		40,783	6,757

Total assets	JPY	3,805,436	JPY	3,974,435	JPY	(168,999)	JPY	3,940,685	JPY	(135,249)	$34,283

Current liabilities	JPY	1,506,273	JPY	1,654,358	JPY	(148,085)	JPY	1,661,660	JPY	(155,387)	$13,570

Short-term borrowings and current portion of long-term debt		410,429		455,899		(45,470)		364,969		45,460	3,698
Notes and accounts payable, trade		713,536		829,202		(115,666)		847,584		(134,048)	6,428
Other current liabilities		382,308		369,257		13,051		449,107		(66,799)	3,444
Long-term liabilities		1,259,453		1,372,881		(113,428)		1,260,564		(1,111)	11,346

Long-term debt		788,933		827,195		(38,262)		791,238		(2,305)	7,108
Accrued pension and severance costs		428,025		505,303		(77,278)		425,174		2,851	3,856
Other		42,495		40,383		2,112		44,152		(1,657)	382
Minority shareholders’ equity in consolidated subsidiaries		207,921		225,947		(18,026)		224,187		(16,266)	1,873

Total shareholders’ equity		831,789		721,249		110,540		794,274		37,515	7,494

Common stock		337,820		337,820		—		337,820		—	3,043
Additional paid-in capital		501,124		454,305		46,819		455,683		45,441	4,515
Retained earnings		117,212		92,846		24,366		128,204		(10,992)	1,056
Accumulated other comprehensive income (loss)		(121,298)		(160,893)		39,595		(124,396)		3,098	(1,092)
Treasury stock		(3,069)		(2,829)		(240)		(3,037)		(32)	(28)

Total liabilities and shareholders’ equity	JPY	3,805,436	JPY	3,974,435	JPY	(168,999)	JPY	3,940,685	JPY	(135,249)	$34,283

Interest-bearing debt (*1)	JPY	1,199,362	JPY	1,283,094	JPY	(83,732)	JPY	1,156,207	JPY	43,155	$10,806
Net interest-bearing debt (*2)		786,209		810,281		(24,072)		661,923		124,286	7,084

Shareholders’ equity ratio (%) (*3)		21.9		18.1		3.8		20.2		1.7

Debt-equity ratio (times) (*4)		1.44		1.78		(0.34)		1.46		(0.02)
Net debt-equity ratio (times) (*4)		0.95		1.12		(0.17)		0.83		0.12
Accumulated other comprehensive income (loss) breakdown:
Foreign currency translation adjustments	JPY	(12,823)	JPY	(16,204)	JPY	3,381	JPY	(14,090)	JPY	1,267	$(115)
Minimum pension liability adjustment		(135,954)		(163,282)		27,328		(137,449)		1,495	(1,225)
Unrealized gains (losses) on marketable securities		29,005		20,174		8,831		28,889		116	261
Unrealized gains (losses) on derivative financial instruments		(1,526)		(1,581)		55		(1,746)		220	(13)

Total accumulated other comprehensive income (loss)	JPY	(121,298)	JPY	(160,893)	JPY	39,595	JPY	(124,396)	JPY	3,098	$(1,092)

(Notes)

*1	Interest-bearing debt is the sum of short-term borrowings, current portion of long-term debt and long-term debt.
*2	Net interest-bearing debt is interest-bearing debt less cash and cash equivalents.
*3	Shareholders’ equity ratio is shareholders’ equity divided by total assets.
*4	Debt-equity ratio and net debt-equity ratio are interest-bearing debt and net interest-bearing debt divided by shareholders’ equity, respectively.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		(In millions of yen, millions of U.S. dollars)

Three months ended June 30	2005		2004		Increase (Decrease)		2005
I. Cash flows from operating activities

Net income (loss)	JPY	(10,992)	JPY	20,945	JPY	(31,937)	$(99)
Adjustments to reconcile net income (loss) to net cash used in operating activities:

Depreciation		33,913		41,856		(7,943)	306
Equity in earnings of affiliated companies, net of dividends		(425)		(4,351)		3,926	(4)
Decrease in notes and accounts receivable		159,099		142,436		16,663	1,433
Increase in inventories		(54,576)		(94,398)		39,822	(492)
Decrease in notes and accounts payable		(128,078)		(139,943)		11,865	(1,154)
Other, net		(72,303)		(74,143)		1,840	(651)

Net cash used in operating activities		(73,362)		(107,598)		34,236	(661)

II. Cash flows from investing activities

Proceeds from sales of fixed assets		13,648		2,433		11,215	123
Additions to fixed assets		(49,739)		(52,532)		2,793	(448)
Proceeds from sales of marketable securities		228		16,163		(15,935)	2
Purchase of marketable securities		(38)		(78)		40	0
Other, net		(9,983)		12,405		(22,388)	(90)

Net cash used in investing activities		(45,884)		(21,609)		(24,275)	(413)

Free cash flows		(119,246)		(129,207)		9,961	(1,074)

III. Cash flows from financing activities

Net proceeds from bonds and borrowings		42,628		108,836		(66,208)	384
Dividends paid		(5,324)		(5,432)		108	(48)
Other, net		(34)		(33)		(1)	0

Net cash provided by financing activities		37,270		103,371		(66,101)	336

Effect of exchange rate changes on cash and cash equivalents		845		1,886		(1,041)	7

Net decrease in cash and cash equivalents		(81,131)		(23,950)		(57,181)	(731)

Cash and cash equivalents at beginning of period		494,284		496,763		(2,479)	4,453
Cash and cash equivalents at end of period	JPY	413,153	JPY	472,813	JPY	(59,660)	$3,722

SEGMENT INFORMATION (UNAUDITED)

Business Segment Information

(1) Net Sales (Including internal sales to other segments)

(In millions of yen, millions of U.S. dollars)

Three months ended June 30	2005		(% of total)	% change		2004		(% of total)	2005
IT Solutions business	JPY	421,004	(42.1)		-1.5	JPY	427,552	(40.5)	$3,793
Network Solutions business		379,410	(37.9)		-5.3		400,714	(37.9)	3,418
Electron Devices business		181,570	(18.1)		-25.6		243,897	(23.1)	1,636
Others		146,082	(14.6)		+15.1		126,878	(12.0)	1,316
Eliminations		(127,122)	(-12.7)		—		(142,886)	(-13.5)	(1,145)

Consolidated total	JPY	1,000,944	(100.0)		-5.2	JPY	1,056,155	(100.0)	$9,018

(2) Segment Profit or Loss
		(In millions of yen, millions of U.S. dollars)

Three months ended June 30	2005		(% of profit on sales)	Increase (Decrease)		2004		(% of profit on sales)	2005
IT Solutions business	JPY	1,012	(0.2)	JPY	(12,737)	JPY	13,749	(3.2)	$9
Network Solutions business		3,091	(0.8)		(7,841)		10,932	(2.7)	28
Electron Devices business		(9,842)	(-5.4)		(25,467)		15,625	(6.4)	(89)
Others		(6,751)	(-4.6)		(488)		(6,263)	(-4.9)	(61)
Eliminations		(845)	—		8,192		(9,037)	—	(8)
Unallocated corporate expenses*		(7,730)	—		747		(8,477)	—	(69)

		(21,065)	(-2.1)		(37,594)		16,529	(1.6)	(190)
Other income		6,451			(31,014)		37,465		58
Other expenses		(14,334)			(723)		(13,611)		(129)

Consolidated income (loss) before income taxes	JPY	(28,948)		JPY	(69,331)	JPY	40,383		$(261)

(Note)

*	Unallocated corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any business segment.

(3) Net Sales to External Customers

(In billions of yen, millions of U.S. dollars)

Three months ended June 30	2005		2004		% change	2005
IT Solutions business	JPY	364.0	JPY	369.5	-1.5	$3,280
Domestic		292.0		304.1	-4.0	2,631
Overseas		72.0		65.4	+10.1	649

Network Solutions business		363.8		385.4	-5.6	3,278
Domestic		283.9		293.9	-3.4	2,558
Overseas		79.9		91.5	-12.7	720

Electron Devices business		170.6		224.5	-24.0	1,537
Domestic		95.4		129.2	-26.1	860
Overseas		75.2		95.3	-21.1	677

Others		102.5		76.8	+33.6	923
Domestic		62.7		54.9	+14.3	565
Overseas		39.8		21.9	+81.9	358

Consolidated total	JPY	1,000.9	JPY	1,056.2	-5.2	$9,018
Domestic		734.0		782.1	-6.1	6,614
Overseas		266.9		274.1	-2.6	2,404
(4) Net Sales by Products and Services (Including internal sales to other segments)
		(In billions of yen, millions of U.S. dollars)

Three months ended June 30	2005		2004		% change	2005
IT Solutions business	JPY	421.0	JPY	427.6	-1.5	$3,793
SI / Services		149.7		148.3	+0.9	1,349
Software		18.1		20.5	-11.7	163
Computers Platforms		89.2		97.1	-8.1	804
Personal Solutions		164.0		161.7	+1.4	1,477
Network Solutions Business	JPY	379.4	JPY	400.7	-5.3	$3,418
Broadband		123.9		111.8	+10.8	1,116
Mobile		212.6		241.1	-11.8	1,915
Social Infrastructure		42.9		47.8	-10.3	387
Electron Devices business	JPY	181.6	JPY	243.9	-25.5	$1,636
Semiconductors		146.1		185.7	-21.3	1,316
Displays		15.1		22.9	-34.1	136
Electronic Components		20.4		35.3	-42.2	184

(Note)

“Operating income (loss)” set forth above is a measure commonly used by other Japanese companies that report their financial results in accordance with generally accepted financial reporting practices in Japan. “Operating income (loss)” is calculated by deducting cost of sales and selling, general and administrative expenses from net sales. Management believes this measure is useful to investors in comparing NEC’s results of operations to other Japanese companies. This measure, however, should not be construed as an alternative to “income (loss) before income taxes” or “net income (loss)” as determined in accordance with U.S. GAAP. Please refer to the condensed consolidated statement of operations for the calculation of the operating income (loss).

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

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Contacts: Diane Foley/Makoto Miyakawa

Corporate Communication Division

NEC Corporation

+81-3-3798-6511